EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/16/12	6/11/11
Earnings:
Income before income taxes	$3,716	$4,138
Unconsolidated affiliates’ interests, net	(1)	(35)
Amortization of capitalized interest	1	1
Interest expense (a)	407	379
Interest portion of rent expense (b)	96	86

Earnings available for fixed charges	$4,219	$4,569

Fixed Charges:
Interest expense (a)	$407	$379
Capitalized interest	2	5
Interest portion of rent expense (b)	96	86

Total fixed charges	$505	$470

Ratio of Earnings to Fixed Charges (c)	8.36	9.73

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.
(c)	Based on unrounded amounts.